Exhibit 21.1

Subsidiary List of MTBC, Inc.

1.	MTBC Acquisition, Corp. (Delaware, US)

2.	MTBC Practice Management, Corp. (Delaware, US)

3.	Meridian Medical Management, Inc. (Delaware, US)

4.	CareCloud Corporation (Delaware, US)

5.	Medical Transcription Billing, Corp. (Private) Limited (Pakistan)

6.	RCM – MediGain India, Pvt. Ltd. (India)

7.	RCM – MediGain Colombo, Pvt. Ltd. (Sri Lanka)